UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

O’CHARLEY’S INC.

(Name of Subject Company)

O’CHARLEY’S INC.

(Name of Persons Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

670823103

(CUSIP Number of Class of Securities)

Colin M. Daly

General Counsel and Corporate Secretary

3038 Sidco Drive

Nashville, Tennessee 37204

(615) 782-6922

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

Copy to:

J. Page Davidson, Esq.

Scott W. Bell, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6253

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is the following communication:

•	Communication regarding Internal Frequently Asked Questions and Answers sent by O’Charley’s Inc. to employees of O’Charley’s Inc. on February 9, 2012.

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O’Charley’s Inc.

Internal Frequently Asked Questions & Answers

February 9, 2012

Stock-Related/Stock Purchase Plan Questions

I have paper stock certificates. Does the Company have a record of these? What will I have to do to receive payment for my shares?

The Company maintains a list of shareholders of record of the Company. All shareholders will receive in the mail tender offer materials, which will be available after the tender offer begins around February 24, 2012. The tender offer materials will include specific instructions for tendering shares into the tender offer. If you hold shares through a broker or other custodian, you will receive the tender offer materials from your broker or custodian. If you wish to tender your shares of stock, you should follow the instructions included in the tender offer materials.

What happens to my contributions under the employee stock purchase plan?

Under the merger agreement, each participant in the current purchase period of the CHUX Ownership Plan (the “ESPP”) will continue to contribute to the ESPP at the same rate such participant was contributing prior to the signing of the merger agreement based on the participant’s last election. If the tender offer is completed after March 31, 2012, then all amounts contributed to the ESPP for the current period will be used to purchase O’Charley’s Inc. shares in accordance with the terms of the ESPP on that date. Such shares will then be cashed out in the merger for $9.85 per share (minus applicable withholding tax). Employees’ contributions to the ESPP will be suspended on March 31, 2012 and no further contributions will be made.

If the tender offer is completed before March 31, 2012, then all amounts contributed to the ESPP for the current period will be refunded.

What taxes will I owe in connection with the transaction?

The company cannot offer you tax advice. You should contact an independent financial advisor for any personal financial questions.

Stock Option Questions

What will happen to my stock options and restricted stock?

Under the merger agreement with FNF and the applicable equity incentive plans, if the tender offer is completed employees who have outstanding equity awards will become fully-vested in those awards and receive a cash payment based on a stock price of $9.85. All payments will be subject to mandatory withholding for federal, state and local taxes and will be paid through the Company’s regular payroll process on the next pay date after the completion of the tender offer. The outstanding awards will be converted into the right to receive the cash payments described below:

Stock Options. Employees who have a stock option with an exercise price of less than $9.85 will receive a payment equal to the difference between $9.85 and the exercise price of the option, multiplied by the number of shares under the option. For example, if you have an option to purchase 100 shares with an exercise price of $6.20, your payment would be calculated by taking the difference between $9.85 and $6.20, which is $3.65, and then multiplying by the total number of shares subject to the option (100 in this example), resulting in a total payment of $365.00 for this award. As noted above, the final amount paid to you will be net of any applicable tax withholding.

Restricted Stock. Employees who have restricted stock will receive a payment equal to $9.85 for each share of restricted stock. For example, if you have 100 restricted shares, your payment will equal 100 times $9.85, which is a payment of $985 for this award. As noted above, the final amount paid to you will be net of any applicable tax withholding.

What will happen to stock options with an exercise price above 9.85?

If the tender offer is completed, employees who have a stock option with an exercise price of $9.85 or higher will not receive any payment with respect to that option, and the option will be cancelled following completion of the tender offer.

If I have stock options that haven’t been exercised yet, do I need to exercise them in order to receive payment? Or will this be done automatically?

You do not need to exercise your vested options to receive payment. If the tender offer is completed, you will automatically receive the cash payment described above with respect to your options granted under the Company’s equity incentive plans.

Deferred Compensation – DC Questions

I contribute to the O’Charley’s Inc. Deferred Compensation Plan (the “DC Plan”). What happens to my contributions in connection with the transaction?

Pursuant to the terms of the DC Plan, if the tender offer is completed, your account balance will become fully vested. On the 15th day of the month following the closing of the tender offer your account will be valued and the full amount will be distributed to you in a lump sum. The O’Charley’s Inc. payroll department will process your distribution for the amount due, less federal taxes at the supplemental rate and applicable state taxes.

Can funds in deferred accounts be rolled over to an outside fund or into a newly created company plan to take advantage of intended tax-savings?

No, the DC Plan is a “non-qualified plan” under ERISA and distributions are not eligible for rollover.

Does the fully vested portion of the DC Plan that will be paid as a lump sum refer to the current year (2012) balance or all outstanding balances?

Following the closing of the tender offer, your full account balance (including 2012 and previous year balances) would become fully vested, value determined, and distributed to you in a lump sum.

Will DC Plan eligible team members be offered an alternative investment vehicle through Fidelity National Financial, Inc. (“FNF”)?

Deferred Compensation contributions will continue through the tender offer closing. We will keep you abreast of any additional information as it is communicated by FNF.

General Transition/Acquisition Questions

Was this acquisition welcomed? A press release stated that a better offer could still be accepted by the Board. Can you please elaborate on that?

As stated in the previous FAQ document, O’Charley’s Inc. was not for sale prior to receiving the offer. Even though the Board has accepted the offer at $9.85 per share, the Board may solicit superior proposals from third parties through March 6, 2012. It is not anticipated that any developments will be disclosed with regard to this process unless the Board makes a decision with respect to a potentially superior proposal. There can be no guarantees that a superior offer will be forthcoming.

I understand that FNF is a public company. However, the memo states that American Blue Ribbon Holdings, LLC, (“ABRH”) is private. Will O’Charley’s Inc. remain a public company following the acquisition?

FNF is a publicly-traded company and it is the company that has agreed to acquire O’Charley’s Inc. FNF owns 45% of ABRH, which is a private company. After completion of the transaction, shares of stock of O’Charley’s Inc. will no longer trade on the NASDAQ stock market. We will better understand our status as a part of a public or private entity once the transaction is complete.

Was the sale-leaseback transaction announced in October 2011 related to the acquisition?

No; the two events are unrelated.

Employment / Benefit Questions

Will there will be downsizing after the adjustment period? What percentage of existing employees is expected to depart?

As we stated in the prepared remarks and in the FAQ’s, at this point we are unaware of any plans for downsizing or employee departures related to the acquisition.

Even though we still work for O’Charley’s, Inc. we are now also part of FNF. Will there be changes to our benefits? If yes, when should we expect to be notified of changes?

At this point, and it is important to be clear, we have only signed an agreement to be purchased by FNF. That purchase has not occurred. On or around February 24, 2012, the tender offer for O’Charley’s Inc. shares will begin and the closing thereafter will be subject to the conditions noted in the Company’s press release from Monday, February 8, 2012.

Home Office Specific Questions

What retention policies have been put into place for home office team members?

As stated previously, we are unaware of any plans for downsizing or departure of team members. Because these questions have arisen, each member of the ELC will be meeting individually with their home office team members over the coming weeks to discuss this matter.

It is time to order O’Charley’s Inc. supplies (letterhead and envelopes). Should I order in bulk to realize a volume discount or keep the order small until we know more about the future?

Generally, we will continue business as usual and consistent with past practices. Announcement of this transaction should not affect how you carry out your day-to-day responsibilities. All team members should remain committed first and foremost to providing the highest level of guest satisfaction. We do not know what changes will be made at this time and we should not make any assumptions.

Important Additional Information

The tender offer for the outstanding common stock of the Company referred to in these materials has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. These materials will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of record of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of these materials may also be obtained from the Company’s website at www.ocharleysinc.com by clicking on the “Investor Relations” tab; by directing a request to O’Charley’s Inc., 3038 Sidco Drive, Nashville, Tennessee 37204, Attn: Investor Relations; or by calling R. Jeffrey Williams, the Company’s Chief Financial Officer, at (615) 782-8982.

Forward Looking Statements

These materials may contain forward-looking statements relating to the potential acquisition of O’Charley’s Inc. by Fidelity National Financial, Inc. These statements are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of the Company’s shareholders will tender their stock in the offer; the possibility that competing offers will be made; the effects of disruptions from the transaction; the risk of shareholder litigation in connection with the transaction and any related significant costs of defense, indemnification and liability; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the Securities and Exchange Commission, including the annual report on Form 10-K for the fiscal year ended December 26, 2010 and quarterly and current reports on Form 10-Q and 8-K, as well as the solicitation/recommendation statement on Schedule 14D-9 to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.

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